                            SECURITIES AND EXCHANGE

                                   COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           ARVIDA/JMB PARTNERS, L.P.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

        Limited Partnership Interest and Assignments of Interest Therein
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                      None
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                           William E. Donnelly, Esq.
                      McGuire, Woods, Battle & Boothe, LLP
                               Washington Square
                         1050 Connecticut Avenue, N.W.
                                   Suite 1200
                            Washington, D.C.  20036
                                 (202) 857-1735
--------------------------------------------------------------------------------
             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               December 22, 1998
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.   / /

------------------------------------------------------------------


1.  NAME OF REPORTING PERSON

    SWAMP HALL PROPERTIES, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    51-0385980

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC- (see Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.3%

14. TYPE OF REPORTING PERSON

    PN

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

    Alfred I. duPont Testamentary Trust

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    59-0226560

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

14. TYPE OF REPORTING PERSON

        OO

-----------------------------------------------------------------------


1. NAME OF REPORTING PERSON

    The Nemours Foundation

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    59-0634433

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

14. TYPE OF REPORTING PERSON

        OO

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

    Winfred L. Thornton

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

14. TYPE OF REPORTING PERSON

        IN

-----------------------------------------------------------------------


1. NAME OF REPORTING PERSON

    Jacob C. Belin

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

14. TYPE OF REPORTING PERSON

        IN

-----------------------------------------------------------------------


1. NAME OF REPORTING PERSON

    W.T. Thompson, III

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

14. TYPE OF REPORTING PERSON

        IN

-----------------------------------------------------------------------


1. NAME OF REPORTING PERSON

    Hugh M. Durden

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

14. TYPE OF REPORTING PERSON

        IN

-----------------------------------------------------------------------


1. NAME OF REPORTING PERSON

    John F. Porter, III

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

14. TYPE OF REPORTING PERSON

        IN

-----------------------------------------------------------------------


1. NAME OF REPORTING PERSON

    Herbert H. Peyton

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) /X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

        -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

        -106,200.4399 UNITS-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

        -0-

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

        -106,200.4399 UNITS-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -106,200.4399 UNITS-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%

14. TYPE OF REPORTING PERSON

        IN

Item 1.  Security and Issuer

    This statement on Schedule 13D (the "Statement") relates to units of limited partnership interest (the "Units") of Arivda/ JMB Partners, L.P., a Delaware Limited Partnership (the "Issuer"). The principal executive offices of the Issuer are located at 900 North Michigan Avenue, Chicago, IL 60611.

Item 2.  Identity and Background

    a-c. This Schedule is being filed on behalf of Swamp Hall Properties, L.P., a Delaware Limited Partnership, ("Swamp Hall"). Swamp Hall's principal business is to hold debt or equity securities of all types. The business address of Swamp Hall is 1600 Rockland Road, Wilmington, Delaware 19803.

    The general partner of Swamp Hall is the Rockland Company, a Delaware Corporation (the "General Partner".) The principal business of the General Partner is to exercise the powers and perform the duties of the general partner of Swamp Hall. All of the outstanding stock in the General Partner is owned by the Alfred I. duPont Testamentary Trust (the "Trust"). In addition, the Trust is the sole limited partner of Swamp Hall.

    The Trustees of the Trust are J.C. Belin, Herbert Peyton, John Porter, W.T. Thompson, III, W.L. Thornton and Hugh M. Durden on behalf of Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate trustee (collectively, the "Trustees"). A majority of the Trustees have the power to elect the directors of the General Partner. In addition, the Trustees constitute the entire Board of Directors of the Nemours Foundation (the "Foundation") and therefore, have voting and dispositive power over the shares of the Parent held of record by the Foundation.

    d. During the past five years, neither Swamp Hall, the General Partner, the Trust, the Trustees nor the Foundation have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    e. During the past five years, neither Swamp Hall, the General Partner, the Trust, the Trustees nor the Foundation have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

    f. All of the Trustees are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

    Swamp Hall owns 49,643,292 shares of the common stock of the St. Joe Company, a Florida Corporation (the "Parent"), representing 56.34%(1) of the Common Stock of the Parent. The Trust has the limited partnership interest in Swamp Hall and the General Partner has the general partnership interest in Swamp

-----------------
(1) This percentage is based on the number of shares issued and outstanding on March 12, 1999 as reported in the Parent's Annual Report on Form 10-K, dated March 30, 1999, the Parent's last public announcement as to the number of its shares of outstanding common stock.

Hall. All of the issued and outstanding stock in the General Partner is owned by the Trust. The Parent and the Purchaser own 106,200.4399 units of the limited partnership interest of the Issuer (the "Units"), representing 26.3% of the outstanding Units. According to a statement on Schedule 13D filed by the Parent and its wholly-owned subsidiary, St. Joe Capital, II (the "Purchaser") with the Securities and Exchange Commission on December 24, 1998, the Parent and the Purchaser purchased 106,200.4399 Units of the Issuer for $45,666,189 in cash of the Parent on December 22, 1998. As a result of this transaction, and Swamp Hall's ownership of 56.34% of the outstanding common stock of the Parent, Swamp Hall, the Trust and the Trustees may be deemed to be each the beneficial owner of 106,200.4399 Units of the Issuer.


Item 4.  Purpose of Transaction

    Swamp Hall acquired the common stock of the Parent and beneficial ownership of the Units of the Issuer reported herein for investment purposes. Although Swamp Hall intends to exercise its rights as majority stockholder of the Parent, neither Swamp Hall, the Trust, the Trustees nor the Foundation currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

    In the future, Swamp Hall and/or the Trust, the Trustees or the Foundation may determine to purchase additional shares of the Parent's Common Stock or the Issuer's Units(or other securities of the Issuer or the Parent) or Swamp Hall and/or the Trust, the Trustees or the Foundation may determine to sell Units of the Issuer or shares of the Parent's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's or the Parent's prospects and alternative investments.

 Item 5.  Interest in Securities of the Issuer

    a. Each of Swamp Hall, the General Partner, the Trust and the Trustees (the "Reporting Persons") beneficially owns an aggregate of 26.3% of the outstanding Units.

    b. The Trustees, by virtue of their power to elect the directors of the General Partner of Swamp Hall and their status as directors of the Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the 106,200.4399 Units of the Issuer owned by the Parent and Purchaser.

    c. There have been no transactions in the Issuer's limited partnership units that were effected by or on the behalf of the Reporting Persons or, to the best knowledge of the Reporting Persons, any director or executive officer of any of the Reporting Persons in the past 60 days.

    d. No person or entity other than the Parent and the Purchaser has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Units owned by the Parent and the Purchaser.

    e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    As of the date of this Schedule, neither Swamp Hall, the Trust, the Foundation nor any of the Trustees is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Units, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Units.

Item 7.  Material to be Filed as Exhibits

    Agreement among Reporting Person dated April 3, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-1(k)(1).

--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

    Exhibit 1     Agreement among reporting persons dated April 3, 1999.



                                        Exhibit 1


AGREEMENT AMONG REPORTING PERSONS


       THIS AGREEMENT is made and entered into by and among W.L. Thornton ("Thornton"), Jacob C. Belin ("Belin"), Hugh M. Durden ("Durden"), John F. Porter, III ("Porter"), William T. Thompson III ("Thompson"), Herbert H. Peyton ("Peyton"), Swamp Hall Properties, L.P. (the "Partnership"), the Alfred I. duPont Testamentary Trust (the "Trust") and The Nemours Foundation (the "Foundation").

W I T N E S S E T H:

       WHEREAS, each of the parties hereto may be deemed to beneficially own units of limited partnership interest ("Units") of Arvida/JMB Partners, L.P.(the "Issuer");

       WHEREAS, each of the parties hereto desires to file a single Schedule 13D indicating the beneficial ownership of each party; and

       WHEREAS, Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934 (the "Act") requires that, when a Schedule 13D is filed on behalf of more than one person, the Schedule 13D shall include as an exhibit to the Schedule 13D an agreement in writing of such persons that the Schedule 13D is filed on behalf of each of them;

       NOW, THEREFORE, in consideration of the premises and the mutual promises of the parties hereto, the parties hereto covenant and agree as follows:

       1. Thornton, Belin, Durden, Porter, Thompson, Peyton, the Partnership, the Trust and the Foundation agree that a single Schedule 13D and any amendments thereto relating to the Units of the Issuer shall be filed on behalf of each of them.

       2. Thornton, Belin, Durden, Porter, Thompson, Peyton, the Partnership, the Trust and the Foundation each acknowledge and agree that pursuant to Rule 13d-1(k)(1) under the Act each of them is individually responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information contained therein.

       3.     This Agreement shall not be assignable by any party hereto.

       4. This Agreement shall be terminated only upon the first to occur of the following: (a) the death of any of the individual parties hereto, (b) the dissolution, termination or settlement of the Partnership, the Trust or the Foundation or (c) a written notice of termination given by any party hereto to all of the other parties hereto.

       5. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy hereof, but all of which together shall constitute a single instrument.

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 3rd day of April, 1999.

                    Swamp Hall Properties, L.P.


                   By:/s/John F. Porter, III
                      ---------------------------------------
                      John F. Porter, III, President of
    ` The Rockland Company, the managing general partner of Swamp Hall Properties, L.P.
                      (Duly Authorized Representative)


                      /s/ Winfred L. Thornton
                      ---------------------------
                         (Signature)

                      Winfred L. Thornton
                      ---------------------------
                              (Name)



                      /s/ Jacob C. Belin
                      ---------------------------
                             (Signature)

                          Jacob C. Belin
                      ---------------------------
                              (Name)


                      /s/ William T. Thompson III
                      ----------------------------
                               (Signature)

                            William T. Thompson III
                      -------------------------------
                                (Name)


                      /s/ Hugh M. Durden
                      ---------------------------
                           (Signature)

                      Hugh M. Durden
                      ---------------------------
                             (Name)



                        /s/ John F. Porter III
                      ---------------------------
                             (Signature)

                          John F. Porter III
                      ---------------------------
                               (Name)

                      /s/ Herbert H. Peyton
                      ------------------------------------
                              (Signature)

                      Herbert H. Peyton
                      ------------------------------------
                               (Name)




                      Alfred I. duPont Testamentary Trust
                      ------------------------------------
                              (Name of Trust)

                      /s/ Winfred L. Thornton
                      ------------------------------------
                               (Signature)

                          Winfred L. Thornton
                      ------------------------------------
                                (Name)

                              Chairman
                      ------------------------------------
                              (Title)

                       The Nemours Foundation
                      ------------------------------------
                            (Name of Foundation)

                         /s/ Jacob C. Belin
                      ------------------------------------
                              (Signature)

                          Jacob C. Belin
                      ------------------------------------
                                (Name)

                              Chairman
                      ------------------------------------
                               (Title)

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                           Swamp Hall Properties, L.P.


                     By:/s/John F. Porter, III
                       ---------------------------------------
                       John F. Porter, III, President of
    ` The Rockland Company, the managing general partner of Swamp Hall Properties, L.P.
                       (Duly Authorized Representative)

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           March 30, 1999
                                                     ---------------------------
                                                                (Date)

                                                       /s/ Winfred L. Thornton
                                                     ---------------------------
                                                              (Signature)

                                                          Winfred L. Thornton
                                                     ---------------------------
                                                                (Name)


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           April 1, 1999
                                                     ---------------------------
                                                                (Date)

                                                         /s/ Jacob C. Belin
                                                     ---------------------------
                                                              (Signature)

                                                            Jacob C. Belin
                                                     ---------------------------
                                                                (Name)

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           April 3, 1999
                                                     ---------------------------
                                                                (Date)

                                                     /s/ William T. Thompson III
                                                     ---------------------------
                                                              (Signature)

                                                       William T. Thompson III
                                                     ---------------------------
                                                                (Name)




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           April 3, 1999
                                                     ---------------------------
                                                                (Date)

                                                          /s/ Hugh M. Durden
                                                     ---------------------------
                                                              (Signature)

                                                             Hugh M. Durden
                                                     ---------------------------
                                                                (Name)






                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           April 3, 1999
                                                     ---------------------------
                                                                (Date)

                                                       /s/ John F. Porter III
                                                     ---------------------------
                                                              (Signature)

                                                          John F. Porter III
                                                     ---------------------------
                                                                (Name)

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           March 31, 1999
                                                     ---------------------------
                                                                (Date)

                                                     /s/ Herbert H. Peyton
                                                     ---------------------------
                                                              (Signature)

                                                      Herbert H. Peyton
                                                     ---------------------------
                                                                (Name)





                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       April 3, 1999
                                           -------------------------------------
                                                            (Date)

                                            Alfred I. duPont Testamentary Trust
                                           ------------------------------------
                                                       (Name of Trust)

                                                  /s/ Winfred L. Thornton
                                           ------------------------------------
                                                        (Signature)

                                                    Winfred L. Thornton
                                           ------------------------------------
                                                          (Name)


                                                        Chairman
                                           ------------------------------------
                                                         (Title)


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       April 1, 1999
                                           -------------------------------------
                                                            (Date)

                                                   The Nemours Foundation
                                           ------------------------------------
                                                    (Name of Foundation)

                                                   /s/ Jacob C. Belin
                                           ------------------------------------
                                                        (Signature)

                                                     Jacob C. Belin
                                           ------------------------------------
                                                          (Name)


                                                        Chairman
                                           ------------------------------------
                                                         (Title)






Date: April 3, 1999